Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

January 18, 2010

Via Facsimile

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop
Washington D.C., 20549-7010

Attention:  Michael Henderson

Re:	SupportSave Solutions, Inc. Form 10-K for the fiscal year ended May 31, 2009 File No. 333-143901

Dear Mr. Henderson:

We write on behalf of SupportSave Solutions, Inc., (the “Company”) in response to Staff’s letter of December 4, 2009, by Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K, filed August 28, 2009 (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter.

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for the fiscal year ended May 31, 2009

1.
Tell us and disclose in future filings your revenue recognition accounting policy in your accounting policies footnote.  Provide us with your proposed disclosure which includes your basis in the accounting literature.

In response to this comment, the Company agrees that in future filings its revenue recognition policy will be disclosed in our accounting policies footnote.  The Company’s proposed disclosure is as follows:

Revenue Recognition Policy

Revenue is recognized when it is earned and is reported in accordance witrh ASC 605-10-S99.  Revenue from service contracts that contain advance payments is recorded as deferred revenue and subsequently recognized over the term of the contract as the services are provided. Management believes revenue has been earned when a) the Company has a contract to provide services; b) the services have been rendered; c) our price is fixed and determinable, and d) collectibility is reasonably assured.

2.
We note that your audit report was signed by an audit firm based in Michigan.  We also note that you conduct almost all of your operations, generate substantially all of your revenues and locate your assets in the Philippines.  After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Michigan.

In response to this comment, the Company agrees that its audit firm is based in Michigan. The Company asked the Company’s auditor, and they informed the Company that the majority of the audit work was conducted in their Michigan office.  As part of the audit, the Company sent them numerous supporting documents for transactions, they had the Company send out numerous audit confirmations, they reviewed contracts and other original source documents, and they asked the Company questions, did analysis, and completed questionnaires. They also had access to view documentation via the internet and to view the Company’s operations, live, through our closed cicuit TV system (which the Company’s customers also use). As they are part of an international group of CPA firms which has member firms located in most countries, including the Philippines, they can get assistance from a Firm local to the Company if needed.   They determined for the May 31, 2009 audit such assistance was not needed.  While doing their audit planning for the May 31, 2010 year-end audit, they informed the Company that they will be sending staff from their Michigan office to the Company’s offices in the Philippines and the Company is in the process of confirming the dates that they will be here.

Sincerely,

Cane Clark LLP

/s/ Scott P. Doney
Scott P. Doney, Esq.